Filed pursuant to Rule 424(b)(3)
Registration No. 333-105918

PROSPECTUS

$150,000,000

Photronics, Inc.

2 1/4% Convertible Subordinated Notes due 2008

and

Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement on April 15, 2003. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes.

The notes bear interest at an annual rate of 2 1/4% from April 15, 2003. We will pay interest on April 15 and October 15 of each year, beginning October 15, 2003, to record holders at the close of business of the preceding April 1 and October 1, as the case may be.

We may not redeem the notes prior to maturity.

The notes are subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries. As of August 3, 2003, we had $12.9 million principal amount of senior indebtedness outstanding and, as of that date, we estimate that our subsidiaries had approximately $118.2 million of liabilities outstanding, excluding liabilities owed to us, and there were $51.5 million of minority interests held by third parties in the equity of our two non-wholly owned subsidiaries.

The registration statement of which this prospectus forms a part covers resales of up to 9,440,640 shares of our common stock, which is the total number of shares issuable upon conversion of $150,000,000 aggregate principal amount of the notes based on the initial conversion rate of 62.9376 shares per $1,000 principal amount of the notes. The initial conversion rate is subject to adjustment in connection with stock splits and other corporate events and transactions under the anti-dilution provisions described in this prospectus. Holders may convert the notes until April 15, 2008, subject to prior redemption of the notes upon a fundamental change.

Our common stock is quoted on the Nasdaq National Market under the symbol “PLAB.” On November 7, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $22.15 per share. The notes are not listed on any national securities exchange or quoted on any automated quotation system.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 8.

        We will not receive any of the proceeds from the sale of the notes or shares of common stock by any of the selling security holders. The notes and the shares of common stock may be offered and sold from time to time directly by the selling security holders or alternatively through broker dealers or agents. The notes and the shares of common stock may be sold in one or more transactions at fixed prices, at market prices prevailing at the time of sale or at negotiated prices. In addition, our shares of common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See “Plan of Distribution.” Under some circumstances, the selling security holders may be deemed to be underwriters as defined in the Securities Act of 1933 and any profits realized by such selling security holders may be deemed to be underwriting commissions. If the selling security holders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or common stock as principals, any profits received by such broker-dealers on the resale of the notes or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 10, 2003.

SUMMARY

This summary contains basic information about us and the notes. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and all the information that it incorporates by reference before making an investment decision.

Photronics

We are a leading manufacturer of photomasks, which are used primarily by the semiconductor industry in the manufacture of integrated circuits. A photomask is a high precision photographic quartz plate that is used as a master to transfer microscopic circuit patterns onto semiconductor wafers during the fabrication of integrated circuits.

We have nine manufacturing facilities, three of which are located in the United States, three in Europe and one in each of Korea, Singapore and Taiwan. Based upon available market information, we believe that we have a larger share of the U.S. market for photomasks than any other photomask manufacturer and are one of the largest photomask manufacturers in the world.

Photomasks are a key element in the manufacture of semiconductors. They are used to transfer integrated circuit patterns onto semiconductor wafers during the fabrication of integrated circuits and, to a lesser extent, other types of electronic components. Each integrated circuit consists of a series of separate patterns, each of which is imaged onto a different photomask. The resulting series of photomasks is then used to successively layer the circuit patterns onto the semiconductor wafer. Both semiconductor design activity and increases in the complexity of integrated circuits are driving the demand for photomasks. As the complexity of integrated circuits has increased, so has the number and complexity of photomasks used in the manufacture of a single circuit.

Photomasks are manufactured by independent manufacturers like us, and by captive manufacturers, which are semiconductor manufacturers that produce photomasks almost exclusively for their own use. Since the mid-1980s, there has been a trend in the United States and Europe toward the divestiture or closing of captive photomask operations by semiconductor manufacturers and an increase in the share of the market served by independent manufacturers.

In 2000, we completed a merger with Align-Rite International, Inc., an independent publicly traded manufacturer of photomasks in the United States and Europe, and we acquired a majority share of Precision Semiconductor Mask Corporation, or PSMC, a photomask manufacturer based in Taiwan. In August 2001, we completed the acquisition of a majority equity interest in PKL LTD, a leading photomask supplier in Korea, for $56 million. In April 2002, we acquired an additional 28% of PKL in exchange for 1,212,218 shares of our common stock, and our total majority equity interest is approximately 78%. The acquisition was accounted for as a purchase and accordingly goodwill in the aggregate of $69.4 million was recorded. The operating results of PKL have been included in our consolidated statements of operations since August 27, 2001.

In 1996 and 1997, we significantly expanded our operations in international markets by acquiring existing businesses in Europe and by establishing manufacturing facilities in Singapore. Since April 2001, we have closed or announced the closing of four manufacturing facilities in North America and one in Europe. In 2001 and 2002, we acquired majority equity interests in photomask manufacturing operations in Taiwan and Korea. During the fiscal years ended November 3, 2002 and October 1, 2001, sales in North America have decreased, in part because certain North American customers have moved their semiconductor manufacturing to foundries located in Asia. As a result, we expect to continue to increase our focus on Asian markets. In the first nine months of fiscal 2003, net sales, excluding export sales, in Asia represented approximately 41% of our net sales, compared to 32% in the first nine months of last year.

We sell our products primarily through a direct sales force. We presently conduct our sales activities from six sales locations in the United States, five in Europe, and one in each of China, Japan, Korea, Singapore and Taiwan. Our customers include Agere Systems, ASML Holding, Atmel Corp., Conexant, Hynix Semiconductor, Intersil, LSI Logic Corp., Macronix International Co., Maxim Integrated Products, Motorola Inc., National Semiconductor, Philips Semiconductors, Samsung Electronics Corporation, Seagate Technology, Silicon Integrated System Corp., ST Microelectronics, System Silicon Manufacturing, Texas Instruments, United Microelectronics Corp. and Winbond Electronics Corp.

We are a Connecticut corporation, organized in 1969. Our principal executive offices are located at 15 Secor Road, Brookfield, CT 06804, telephone (203) 775-9000.

Recent Developments

In August 2002, we implemented a plan to reduce our operating cost structure by reducing our work force in the United States by approximately 135 employees and by ceasing manufacturing operations at our Milpitas, California facility. As a result, we recorded total consolidation, restructuring and related charges of $14.5 million in the fourth quarter of fiscal 2002, consisting of $10.5 million of non-cash charges for the impairment in the carrying value of fixed assets, $2.5 million of cash charges for severance and benefits for terminated employees and $1.5 million of cash charges for facilities closing costs as well as lease termination costs.

On March 25, 2003, we announced plans to further streamline our operating infrastructure in North America by ceasing the manufacture of photomasks at our Phoenix, Arizona facility and to reduce our global work force by approximately 10% to 12%, with the majority of eliminated positions resulting from our decision to cease operations at our Arizona facility. We recorded an after tax charge of $39.9 million or $1.24 per diluted share, in the fiscal quarter ended May 4, 2003, in connection with these plans. Approximately 81% of the charge is attributed to non-cash items.

On April 9, 2003, we amended our $100.0 million three-year multi-currency revolving credit facility to:

•	permit our private placement of the notes;

•	relax our financial covenants to accommodate the $39.9 million after-tax consolidation charge that we announced on March 25, 2003; and

•	relax the limitations on the total amount available for borrowing under the facility.

As of August 3, 2003, we had aggregate borrowings of $11.0 million outstanding under the facility.

On April 9, 2003, Moody’s Investors Service, Inc. assigned a rating of B3 to the notes, lowered the rating on our other convertible subordinated notes from B2 to B3 and lowered our senior implied rating from Ba3 to B1. Moody’s assigned a stable outlook as part of this rating action. On the same date, Standard & Poor’s Ratings Service assigned a rating of B to the notes, reaffirmed its B rating on our other convertible subordinated notes and reaffirmed our BB- corporate credit rating. Standard & Poor’s continued to assign a negative outlook as part of this rating action.

On June 2, 2003, we redeemed our 6% convertible subordinated notes due 2004, $62.1 million principal amount of which had been outstanding prior to the redemption.

On August 19, 2003, we announced our financial results for the third quarter ended August 3, 2003. Sales for the third quarter of fiscal 2003 were $90.5 million, down 7.8%, compared to $98.1 million for the third quarter of fiscal 2002. Sequentially, sales for the third quarter of fiscal 2003 were 5.7% higher than the $85.5 million reported in the second quarter of fiscal 2003. Net income for the third quarter of fiscal 2003 amounted to $1.3 million, or $0.04 per diluted share compared to net income of $1.2 million or $0.04 per diluted share for the third quarter of fiscal 2002. Net income for the third quarter of fiscal 2003 includes the impact of an early extinguishment charge of $900,000, or $0.03 per diluted share associated with the redemption of our 6% convertible subordinated notes due 2004.

Our third quarter of fiscal 2003 marked a return to profitability and compared favorably to the net loss of $44.1 million, or $1.37 per diluted share reported in the second quarter of fiscal 2003. The net loss for the second quarter of fiscal 2003 includes the impact of after tax restructuring charges totaling $39.9 million, or $1.24 per diluted share, recorded in the consolidation of our North American operating infrastructure that included, the closure of our Phoenix, Arizona facility and a global reduction in our work force.

Sales for the first nine months of fiscal 2003 were $257.4 million, down 13.3% from $296.8 million for the first nine months of fiscal 2002. The net loss for the first nine months of fiscal 2003 totaled $51.3 million or $1.60 per diluted share compared to net income of $5.5 million, or $0.17 per diluted share for the first nine months of fiscal 2002. The results for the first nine months of fiscal 2003 included consolidation and early extinguishment charges totaling $40.8 million after tax, or $1.27 per diluted share. There were no comparable charges in the same period of fiscal 2002.

The Offering

Securities Offered	$150,000,000 principal amount of 2 1/4% Convertible Subordinated Notes due 2008.

Maturity Date	April 15, 2008.

Interest	2 1/4% per annum on the principal amount from April 15, 2003, payable semi-annually in arrears in cash on April 15 and October 15 of each year, beginning October 15, 2003.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 62.9376 shares per $1,000 principal amount of notes, subject to adjustment, prior to the final maturity date.

Subordination

The notes are subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries. As of August 3, 2003, we had $12.9 million principal amount of senior indebtedness outstanding and, as of that date, we estimate that our subsidiaries had approximately $118.2 million of liabilities outstanding, excluding liabilities owed to us, and there were $51.5 million of minority interests held by third parties in the equity of our two non-wholly owned subsidiaries. The foregoing amount of subsidiary liabilities excludes $11.0 million of bank revolving credit debt borrowed by one of our subsidiaries, which is guaranteed by us and included in our outstanding senior indebtedness. In the event of the liquidation of one of our subsidiaries, the creditors of that subsidiary would have claims against the subsidiary’s assets that ranked ahead of the claims of the subsidiary’s equity holders, including us and any minority shareholders. In the event of the liquidation of one of our non-wholly owned subsidiaries, we and the minority shareholders would be entitled to share, pro rata based on our respective equity interests, in the net assets of the subsidiary remaining after payment of all of the subsidiary’s liabilities. The holders of the notes have no direct claim on the assets of any of our subsidiaries.

The notes rank equally with our existing 4 3/4% convertible subordinated notes due 2006. As of May 4, 2003, we had $62.1 million of 6% convertible subordinated notes due 2004 outstanding and $200.0 million of 4 3/4% convertible subordinated notes outstanding. On June 2, 2003, we redeemed our 6% convertible subordinated notes. Neither we nor any of our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indentures governing the notes and our other convertible subordinated notes.

Redemption	We may not redeem the notes prior to maturity.

Fundamental Change

If a fundamental change (as described under “Description of Notes—Redemption at Option of the Holder”) occurs prior to maturity, you may require us to purchase all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling security holder of the notes or of the shares of common stock issuable upon conversion of the notes. See “Use of Proceeds.”

Trading

The notes issued in the initial private placement are eligible for trading in the PORTAL system. However, notes sold pursuant to this prospectus will no longer be eligible for trading in the PORTAL system. The notes are not listed on any national securities exchange or quoted on any automated quotation system. Our common stock is quoted on the Nasdaq National Market under the symbol “PLAB.”

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus, including the documents it incorporates by reference, also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of risks, uncertainties and other factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business

We are dependent on the semiconductor industry, which, as a whole, is volatile and is currently experiencing a significant downturn.

We sell substantially all of our photomasks to semiconductor designers and manufacturers. We believe that the demand for photomasks primarily depends on integrated circuit design activity rather than the volume of semiconductor sales. Consequently, an increase in semiconductor sales does not necessarily result in a corresponding increase in photomask sales. In addition, the reduced use of customized integrated circuits, a reduction in design complexity or other changes in the technology or methods of manufacturing semiconductors or a slowdown in the introduction of new semiconductor designs could reduce demand for photomasks even if demand for semiconductors increases. Further, advances in semiconductor and photomask design and semiconductor production methods could reduce the demand for photomasks. Historically, the semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry has been in a downturn since 2001, and we expect conditions to remain weak until at least the end of fiscal 2003. This downturn is among the worst we have experienced and has had a significant impact on our net sales and operating results. We cannot assure you as to when the current downturn will end or that it will not continue to worsen or materially adversely affect our business, financial condition and operating results in the near term.

We have recently incurred net losses and we may incur additional future net losses.

We incurred net losses of $4.0 million in fiscal 2001, $4.9 million in fiscal 2002 and $51.3 million in the first nine months of 2003. These net losses were incurred primarily due to the severe downturn experienced by the semiconductor industry since 2001 and also reflect the consolidation, restructuring and related charges we have taken in response thereto. Although we have implemented a program of cost controls and asset management in order to more closely align our cost structure with the current business environment, we expect that reduced customer demand and other factors may continue to adversely affect our operating results in the near term. We currently face an environment of uncertain demand in the markets our products address. Although we returned to profitability in the quarter ended August 3, 2003, we cannot assure you as to whether we will be able to sustain such profitability.

Our quarterly operating results fluctuate significantly and may continue to do so in the future.

We have experienced fluctuations in our quarterly operating results and we anticipate that such fluctuations will continue and could intensify in the future. Fluctuations in operating results may result in volatility in the prices of our common stock and the notes. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, loss of significant customers, product mix, technological change, fluctuations in manufacturing yields, competition and general economic conditions. Our customers generally order our products on an as-needed basis, and substantially all of our net sales in any quarter are dependent on orders received during that quarter. Since we operate with little backlog and the rate of new orders may vary significantly from month to month, our capital expenditures and expense levels are based primarily on sales forecasts. Consequently, if anticipated sales in any quarter do not occur when expected, capital expenditures and expense levels could be disproportionately high, and our operating results would be adversely affected. Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, in future quarters our operating results could be below the expectations of public market analysts and investors, which, in turn, could materially adversely affect the market prices of our common stock and of the notes.

Our industry is subject to rapid technological change and we might fail to remain competitive.

The photomask industry has been and is expected to continue to be characterized by technological change and evolving industry standards. In order to remain competitive, we will be required to continually anticipate, respond to and utilize changing technologies. In particular, we believe that, as semiconductor geometries continue to become smaller, we will be required to manufacture complex optically enhanced reticles, including optical proximity correction and phase-shift photomasks. Additionally, demand for photomasks has been, and could in the future be adversely affected by changes in methods of semiconductor manufacturing (which could affect the type or quantity of photomasks utilized), such as changes in semiconductor demand that favor field programmable gate arrays and other semiconductor designs that replace application specific integrated circuits. To date, the Company has not experienced a significant loss of revenue as a result of alternative semiconductor design methodologies. Additionally, increased market acceptance of alternative methods of transferring circuit designs onto semiconductor wafers, such as direct-write lithography, could reduce or eliminate the need for photomasks. Presently, direct-write lithography has not been proven to be a commercially viable alternative to photomasks, as it is considered too slow for high volume semiconductor wafer production. However, should direct-write or any other alternative methods of transferring integrated circuit designs to semiconductor wafers be done without the use of photomasks, our business and results of operations would be materially adversely affected. If we are unable to anticipate, respond to or utilize these or other changing technologies, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

Our operations will continue to require significant capital, which we may not be able to obtain.

The manufacture of photomasks requires a significant investment in fixed assets. We expect that we will be required to continue to make significant capital expenditures in connection with our operations. We also must make capital expenditures in order to maintain technological leadership. Our planned capital expenditures for fiscal 2003 are $60 million. For the first nine months ended August 3, 2003, our capital expenditures were $34.7 million. There can be no assurance that we will be able to obtain the additional capital required in connection with our operations on reasonable terms, if at all, or that any such expenditures will not have a material adverse effect on our business and results of operations.

We have been dependent on sales to a limited number of large customers; the loss of any of these customers or any reduction in orders from these customers could materially affect our sales.

Historically, we have sold a significant proportion of our products and services to a limited number of semiconductor manufacturers. During fiscal 2002, one customer, Samsung Electronics Corporation, accounted for 10.4% of our net sales and our five largest customers, in the aggregate, accounted for 36% of our net sales. During the nine month period ended August 3, 2003, Samsung accounted for 15% of our net sales and our five largest customers, in aggregate, accounted for 36% of our net sales. None of our customers has entered into a long-term agreement requiring it to purchase our products. The loss of a significant customer or any reduction or delays in orders from any significant customer, including reductions or delays due to customer departures from recent buying patterns, or market, economic or competitive conditions in the semiconductor industry, could have a material adverse effect on our financial performance and business prospects. The continuing consolidation of semiconductor manufacturers may increase the likelihood and adverse effect of losing a significant customer.

We depend on a small number of suppliers for equipment and raw materials and, if our suppliers do not deliver their products to us, we may be unable to deliver our products to our customers.

We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of approximately 10 to 14 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. Further, we rely on equipment manufacturers to develop future generations of manufacturing equipment to meet our requirements. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

We use high precision quartz photomask blanks, pellicles (which are protective transparent cellulose membranes) and electronic grade chemicals in our manufacturing processes. There are a limited number of suppliers of these raw materials, and we have no long-term contracts for the supply of these raw materials. Any delays or quality problems in connection with significant raw materials, particularly photomask blanks, could cause delays in shipments of photomasks, which could adversely affect our business and results of operations. The fluctuation of exchange rates with respect to prices of significant raw materials used in manufacturing also could have a material adverse effect on our business and results of operations, although they have not been material to date.

We face risks associated with manufacturing difficulties.

Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is more complex and time-consuming than manufacturing less advanced photomasks, and may lead to general delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. In addition, we have experienced in the past, and could experience in the future, difficulties and delays in ramping up new production facilities. We cannot assure you that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

Our prior and future acquisitions may entail certain operational and financial risks.

In 2000, we completed our merger with Align-Rite International, Inc. and acquired a majority share of PSMC, a photomask manufacturer based in Taiwan. In August 2001, we acquired a controlling equity interest (which was further increased in 2002) in PKL LTD, a leading supplier of photomasks in Korea. We may make additional acquisitions in the future.

Acquisitions place significant demands on our administrative, operational and financial personnel and systems. Managing acquired operations entails numerous operational and financial risks, including difficulties in the assimilation of acquired operations, diversion of management’s attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees of acquired operations. Sales of acquired operations also may decline following an acquisition, particularly if there is an overlap of customers served by us and the acquired operation, and these customers transition to another vendor in order to ensure a second source of supply. Furthermore, we may be required to utilize our cash reserves and/or issue new securities for future acquisitions, which could have a dilutive effect on our earnings per share. Any of these risks could have a material adverse effect on our business and results of operations.

We operate in a highly competitive industry.

The photomask industry is highly competitive, and most of our customers utilize more than one photomask supplier. In the United States, we compete primarily with DuPont Photomasks, Inc. and, to a lesser extent, with other independent photomask suppliers. Internationally, our competitors include Compugraphics, Dai Nippon Printing, DuPont Photomasks, Hoya, Taiwan Mask Corp., Toppan and Toppan Chungwha Electronics. We also compete with semiconductor manufacturers’ captive photomask manufacturing operations. We expect to face continued competition from these and other suppliers in the future. Certain competitors have substantially greater financial, technical, sales, marketing and other resources than we do. We believe that consistency of product quality and timeliness of delivery are the principal factors considered by customers in selecting their photomask suppliers. Our inability to meet these requirements could adversely affect our sales. In the past, competition led to pressure to reduce prices which, we believe, contributed to the decrease in the number of independent manufacturers. This pressure to reduce prices may continue in the future.

Our substantial international operations are subject to additional risks.

International sales, which exclude export sales, accounted for approximately 59% of our net sales in the first nine months of fiscal 2003, 50% in fiscal 2002 and 36% in fiscal 2001. We believe that maintaining significant international operations requires us to have, among other things, a local presence in the markets in which we operate. This requires a significant investment of financial, management, operational and other resources. Since 1996, we have significantly expanded our operations in international markets by acquiring existing businesses in Europe, establishing manufacturing operations in Singapore and acquiring majority equity interests in photomask manufacturing operations in Korea and Taiwan.

Operations outside the United States are subject to inherent risks, including fluctuations in exchange rates, political and economic conditions in various countries, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer accounts receivable payment cycles and potentially adverse tax consequences. These factors may have a material adverse effect on our ability to generate sales outside the United States and, consequently, on our business and results of operations.

Our operating results are influenced by the performance of Asian economies.

In the first nine months of fiscal 2003, we derived approximately 41% of our net sales, excluding export sales, from Asia, compared to 33.5% in fiscal 2002, 18.9% in fiscal 2001 and 9.7% in fiscal 2000. We expect sales in Asia will continue to represent a significant portion of our overall revenue mix. As a result, our business is exposed to risks presented by Asian economies. In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies, declining asset values and other instabilities. These instabilities may continue for some time or worsen, which could have a material adverse impact on our financial position and results of operations. Asian economies may also be adversely affected by any recurring outbreak of severe acute respiratory syndrome (SARS) in the region and by rising tensions with North Korea or other geopolitical issues.

Our business depends on management and technical personnel, who are in great demand.

Our success, in part, depends upon key managerial, engineering and technical personnel, as well as our ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect upon our business and results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees or that we can attract similar additional employees in the future. We believe that we provide competitive compensation and incentive packages to our employees.

We may be unable to enforce or defend our ownership and use of proprietary technology.

We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot assure you that:

•	we will be able to adequately protect our technology;

•	competitors will not independently develop similar technology; or

•	foreign intellectual property laws will adequately protect our intellectual property rights.

We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend our company against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

We may be unprepared for changes to environmental laws and regulations and we may have liabilities arising from environmental matters.

We are subject to numerous environmental laws and regulations that impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with these laws and regulations could subject us to significant future liabilities.

In addition, these laws and regulations may impose clean-up liabilities on current and former owners and operators of real property without regard to fault and these liabilities may be joint and several with other parties. In the past, we have been involved in remediation activities relating to our properties. We believe, based upon current information, that environmental liabilities relating to these activities or other matters will not be material to our financial position or results of operations. However, there can be no assurances that we will not incur any material environmental liabilities in the future.

Our production facilities could be damaged or disrupted by a natural disaster or labor strike.

Our facilities in Taiwan are in a seismically active area. In addition, a major catastrophe such as an earthquake or other natural disaster or labor strikes or work stoppages at any of our manufacturing facilities could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers.

Our financial condition and ability to access capital may be adversely affected by further ratings downgrades.

On April 9, 2003, Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Service assigned a rating of B3 and B to the notes, respectively. At the same time, Moody’s lowered the rating on our other convertible subordinated notes from B2 to B3 and our senior implied rating from Ba3 to B, with a stable outlook. Standard & Poor’s continued to assign a negative outlook as part of its rating action. We cannot assure you that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. Although Moody’s downgrade has not triggered, and a further ratings downgrade by any of the ratings agencies will not trigger, an acceleration of any of our existing indebtedness, these events may adversely affect our ability to access capital and may increase our financing costs, which may decrease our earnings. Our future debt agreements may also specify that a ratings downgrade will automatically trigger acceleration of our debt or constitute an event of default. We cannot assure you that we will be able to repay or refinance such debt as required if this occurs. If we are unable to repay, renegotiate or refinance any of our debt as required in the future, we could become in default of such debt, which may also cause a default under our other debt existing at that time. We will also incur higher interest expense if we replace maturing debt with new debt bearing higher interest rates due to our lower ratings. Any further downgrade could also negatively impact the market value of the notes and the price of our common stock.

Risks of Investing in These Notes

The notes are subordinated in right of payment to our senior indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries. We depend, in part, on distributions from our subsidiaries to make payments on the notes and our other debt.

The notes are unsecured and subordinated in right of payment in full to all our existing and future senior indebtedness. As a result of this subordination, in the event of our liquidation or insolvency, a payment default with respect to senior indebtedness, a covenant default with respect to senior indebtedness or upon acceleration of the notes due to an event of default, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture under which the notes have been issued will not restrict our ability to incur indebtedness constituting senior indebtedness.

We conduct most of our operations through our subsidiaries. Accordingly, our ability to meet our cash obligations depends, in part, upon the ability of our subsidiaries to make distributions to us in the form of dividends, loans or advances. The ability of our subsidiaries to make distributions to us will depend upon their financial results and condition, covenants under their debt instruments and agreements and other business considerations, as well as limitations imposed by the various laws under which our subsidiaries are organized. While none of our domestic subsidiaries is presently subject to contractual restrictions on its ability to make distributions to us, the indenture does not restrict the ability of our subsidiaries to enter into these contractual restrictions. Our right to participate in the assets of any subsidiary (and thus the ability of holders of the notes to benefit indirectly from these assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary. The notes, therefore, are structurally subordinated to the claims of creditors, including trade creditors, of our subsidiaries. As of August 3, 2003, we had $12.9 million principal amount of senior indebtedness outstanding and, as of that date, we estimate that our subsidiaries had approximately $118.2 million of liabilities outstanding, excluding liabilities owed to us, and there were $51.5 million of minority interests held by third parties in the equity of our two non-wholly owned subsidiaries. The foregoing amount of subsidiary liabilities excludes $11.0 million of bank revolving credit debt borrowed by one of our subsidiaries, which is guaranteed by us and included in our outstanding senior indebtedness. In the event of the liquidation of one of our subsidiaries, the creditors of that subsidiary would have claims against the subsidiary’s assets that ranked ahead of the claims of the subsidiary’s equity holders, including us and any minority shareholders. In the event of the liquidation of one of our non-wholly owned subsidiaries, we and the minority shareholders would be entitled to share, pro rata based on our respective equity interests, in the net assets of the subsidiary remaining after payment of all of the subsidiary’s liabilities. The holders of the notes have no direct claim on the assets of any of our subsidiaries.

We may be unable to redeem the notes if we experience a fundamental change.

If we experience a fundamental change, you are entitled to require us to redeem all or a portion of your notes, but we may not have enough funds to pay the redemption price for all tendered notes. Our credit agreement prohibits redemption of the notes upon a fundamental change. Any future credit agreements or other agreements relating to our indebtedness may:

•	contain provisions requiring payment of indebtedness after a fundamental change; or

•	expressly prohibit our repurchase of the notes after a fundamental change.

If we experience a fundamental change at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance such debt. If we should fail to obtain our lenders’ consent or refinance such debt, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture which, in turn, might constitute a default under the terms of other indebtedness. If this were to occur, or if a fundamental change were to constitute an event of default under any senior indebtedness, the indenture’s subordination provisions would restrict us from paying you.

The definition of “fundamental change” in the indenture governing the notes may not include all corporate transactions or events that you may consider to be a substantial change of our company, business or operations.

Your right to require us to redeem the notes will only arise upon the occurrence of a “fundamental change” as defined in the indenture governing the notes. The indenture defines a “fundamental change” as any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

The above definition of “fundamental change” is generally limited to transactions in which our common stock will be exchanged for or otherwise substituted by securities that are not or, following such transaction or event, will not be listed on a United States national securities exchange or quoted on the Nasdaq National Market or other similar automated quotation system. This definition may vary from the definitions used in other transactions involving convertible securities similar to the notes that are issued by different issuers. We cannot assure you that the above definition of “fundamental change” will cover all corporate events or transactions that you may consider to be a substantial change in the nature of our company, business or operations. For example, if we were to merge or consolidate with another entity (to the extent permitted under the indenture governing the notes), you will not have a redemption right if all or substantially all of the consideration offered for our common stock consists of common stock that is listed on a United States national securities exchange or quoted on the Nasdaq National Market.

You may have difficulty selling the notes because no trading market exists for the notes.

Currently, there is no existing trading market for the notes, and we cannot assure you that a trading market will develop or that any trading market that develops will continue or allow you to sell your notes quickly. We also cannot assure you of the price at which you will be able to sell your notes if you are able to sell them at all. The initial purchasers of the notes have advised us that they intend to make a market in the notes, but they are not obligated to do so, and their market making may be interrupted or discontinued without notice.

Our stock price may continue to experience large short-term fluctuations that may significantly affect the trading price of the notes.

In recent years, the price of our common stock has fluctuated greatly and has declined sharply since April 30, 2002. Fluctuations in the trading price of our common stock will affect the trading price of the notes. These price fluctuations have been rapid and severe and have left investors little time to react. The price of our common stock may continue to fluctuate greatly in the future due to a variety of factors many of which are beyond our control, including:

•	quarter to quarter variations in our operating results;

•	shortfalls in our sales or earnings from levels expected by securities analysts;

•	announcements of technological innovations or new products by us or other companies;

•	slowdowns or downturns in the semiconductor industry;

•	changes in our relationships with our customers;

•	general stock market trends; and

•	any adverse geopolitical events.

Future public sales of our common stock may decrease the market price of our common stock.

In 2002, we issued an additional 1,212,218 shares of our common stock in connection with an increase in our equity interest in PKL. In 2002, we registered the shares with the SEC for resale in the public market. Sales of these shares, or the perception that sales will occur, may decrease the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in the sections entitled “Summary,” “Risk Factors,” and elsewhere in this prospectus, including the documents that are incorporated by reference as set forth in “Where You Can Find More Information,” that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. The forward looking statements appearing in this prospectus and any documents incorporated by reference are made only as of the date on the front cover of the applicable document. We do not intend to update any of the forward-looking statements after the date of this prospectus or the applicable document to conform them to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling security holders of the notes and the common stock into which the notes are convertible.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended					9 Months Ended
	November 1, 1998	October 31, 1999	October 31, 2000	October 31, 2001	November 3, 2002	August 3, 2003
	Dollars in thousands
Ratio	7.4	4.0	2.2	—	—	—
Deficiency of earnings available to cover fixed charges	—	—	—	$(3,027)	$(5,409)	$(47,408)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of our pretax income from continuing operations and fixed charges less capitalized interest. Fixed charges consist of interest expense, amortization of debt discount, premium and expense, capitalized interest and a portion of lease payments considered to represent an interest factor.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of April 15, 2003 between Photronics and  The Bank of New York, trustee. The notes are covered by a registration rights agreement dated as of April 15, 2003 among us and the initial purchasers listed in that agreement.

The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

As used in this “Description of Notes” section, references to “Photronics,” “we,” “our” or “us” refer solely to Photronics and not to our subsidiaries.

General

On April 15, 2003, we issued $150,000,000 aggregate principal amount of the notes in a private placement. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on April 15, 2008 unless earlier converted or redeemed at your option upon a fundamental change.

The notes are general unsecured obligations of Photronics. Our payment obligations under the notes are subordinated to our senior indebtedness as described under “Subordination of Notes.” The notes are convertible into our common stock as described under “Conversion of Notes.” We may not redeem the notes prior to maturity.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us, except to the extent described below under “Redemption at Option of the Holder.”

The notes bear interest at an annual rate of 2 1/4% from April 15, 2003. We will pay interest on April 15 and October 15 of each year, beginning October 15, 2003, to record holders at the close of business on the preceding April 1 and October 1, as the case may be.

We pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, we will pay you, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer and exchange for other denominations. This office will initially be an office or agency of the trustee.

Conversion of Notes

You may convert your notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption of the notes upon a fundamental change. The initial conversion rate for the notes is equal to 62.9376 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $15.89 per share.

If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as the part is $1,000 principal amount or an integral multiple of $1,000. If any notes are converted during the period after a record date for an interest payment date to, but excluding, the corresponding interest payment date, then the notes must be accompanied by funds equal to the interest payable on that interest payment date on the converted principal amount, unless (1) we have specified a redemption date following a fundamental change during that period or (2) any overdue interest exists at the time of conversion with respect to such notes.

We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the last reported sale price of the common stock on the Nasdaq National Market on the business day prior to the conversion date. You will not receive any cash payments representing accrued interest upon conversion unless you convert on an interest payment date.

To convert your note into common stock you must do the following (or comply with DTC procedures for doing so in respect of your beneficial interest in notes evidenced by a global note held by DTC) and the date you comply with these requirements is the conversion date under the indenture:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

We will adjust the conversion rate if any of the following events occurs:

(1)  we issue common stock as a dividend or distribution on our common stock;

(2)  we issue to all holders of common stock certain rights or warrants to purchase our common stock at a price per share that is less than the current market price of our common stock, as defined in the indenture;

(3)  we subdivide or combine our common stock;

(4)  we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash distributions.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case, based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

(5)  we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

•	the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

•	1.25% of the average of the last reported sale price of the common stock during the ten trading days immediately preceding the declaration date of the dividend.

(6)  we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7)  someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

The corporate events or transactions specified in clauses (1) and (3) above involve an increase or decrease in the total number of outstanding shares of our common stock while those specified in clauses (2), (4), (5), (6) and (7) above involve an extraordinary distribution or payment made to the holders of our common stock as described therein. The adjustment provisions set forth in the indenture governing the notes and described in clauses (1) to (7) above are generally intended to adjust the conversion rate, so that the number of shares of common stock into which the notes may be converted will increase or decrease according to any such increase or decrease in the total number of outstanding shares of our common stock or increase based on any such extraordinary distribution made on our common stock.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described under clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “United States Federal Tax Considerations—U.S. Holders—Constructive Dividends.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. There is no limit in the indenture governing the notes on the extent of any such increase or on the frequency with which our board could exercise its discretion to increase the conversion rate. Any such determination by our board will be conclusive. We would give holders notice of any increase in the conversion rate. Under certain circumstances, increases in the conversion rate may be taxable to you as a constructive dividend in an amount based upon the value of your increased interests in our equity. See “United States Federal Tax Considerations—U.S. Holders—Constructive Dividends.” In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “United States Federal Tax Considerations—U.S. Holders—Constructive Dividends.” We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event we make a voluntary increase in the conversion rate.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Redemption at Option of the Holder

If a fundamental change of Photronics occurs at any time prior to the maturity of the notes, you may require us to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in integral multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the applicable record date.

We will mail to all record holders a notice of a fundamental change of Photronics within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

A “fundamental change” of Photronics is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change redemption rights could discourage a potential acquiror of Photronics. However, this fundamental change redemption feature is not the result of management’s knowledge of any specific effort to obtain control of Photronics by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is generally limited to transactions in which our common stock will be exchanged or otherwise substituted for securities that are not listed on a U.S. national securities exchange or quoted on the Nasdaq National Market or other similar automated quotation system and may not include other events that holders may consider to be a substantial change in the nature of our company, business or operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Photronics.

We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Our credit agreement prohibits redemption of the notes upon a fundamental change. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

Upon any acceleration of the principal due on the notes or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, and interest or other amounts due on all senior indebtedness must be paid in full before the holders of the notes are entitled to receive any payment.

We may not make any payment on the notes if there has occurred (i) a default in the payment of principal, premium, if any, or interest on (including a default under any repurchase or redemption obligation with respect to) any senior indebtedness (ii) any other event of default with respect to any senior indebtedness, permitting the holders thereof to accelerate the maturity thereof, and such event of default has not been cured or waived or ceased to exist after written notice of such event of default has been given to us and the trustee by any holder of senior indebtedness. In the event that, notwithstanding the foregoing, we make any payment to the trustee or any holder of notes prohibited by the foregoing provisions and this fact has been made actually known, at or prior to the time of payment, to the trustee or the holder, as the case may be, such payment must be paid over forthwith to us or our trustee in bankruptcy, as the case may be.

We may resume payments and distributions on the notes upon the date on which such default is cured or waived or ceases to exist.

Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

The notes are exclusively obligations of Photronics. A substantial portion of our operations is conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent, in part, upon distributions made to us by our subsidiaries in the form of dividends, distributions, loans or other advances. Any payment of dividends, distributions, loans or advances by our subsidiaries to us will be contingent upon our subsidiaries’ earnings and business considerations and could become subject to statutory or contractual restrictions. See “Risk Factors—Risk of Investing in These Notes—The notes are subordinated in right of payment to our senior indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries. We depend, in part, on distributions from our subsidiaries to make payments on the notes and our other debt.”

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The term “senior indebtedness” is defined in the indenture to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed: (a) our indebtedness to banks, insurance companies and other financial institutions evidenced by credit or loan agreements, notes or other written obligations, (b) all of our other indebtedness (including indebtedness of others guaranteed by us) other than the notes, which is (i) for money borrowed or (ii) evidenced by a note, security, debenture, bond or similar instrument, (c) our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (d) our obligations under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements, (e) obligations of Photronics issued or assumed as the deferred purchase price of property, (f) obligations of Photronics for the reimbursement of letters of credit to the extent such obligations are senior indebtedness under clauses (a) through (c) of this paragraph, and (g) renewals, extensions, amendments, modifications, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (f) of this paragraph; provided, however, that senior indebtedness does not include any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which, it is issued) expressly provide that such indebtedness or obligation is not senior in right of payment to the notes, or expressly provide that such indebtedness or obligation is pari passu with or junior to the notes. The term does not include our 4 3/4% convertible subordinated notes due 2006, with which the notes will rank pari passu.

As of August 3, 2003, we had $12.9 million principal amount of senior indebtedness outstanding and, as of that date, we estimate that our subsidiaries had approximately $118.2 million of liabilities outstanding, excluding liabilities owed to us, and there were $51.5 million of minority interests held by third parties in the equity of our two non-wholly owned subsidiaries. The foregoing amount of subsidiary liabilities excludes $11.0 million of bank revolving credit debt borrowed by one of our subsidiaries, which is guaranteed by us and included in our outstanding senior indebtedness. In the event of the liquidation of one of our subsidiaries, the creditors of that subsidiary would have claims against the subsidiary’s assets that ranked ahead of the claims of the subsidiary’s equity holders, including us and any minority shareholders. In the event of the liquidation of one of our non-wholly owned subsidiaries, we and the minority shareholders would be entitled to share, pro rata based on our respective equity interests, in the net assets of the subsidiary remaining after payment of all of the subsidiary’s liabilities. The holders of the notes have no direct claim on the assets of any of our subsidiaries. Our senior indebtedness of $12.9 million will be due as follows: $0.1 million in fiscal 2004, $11.1 million in fiscal 2005 and $1.7 million in fiscal 2007. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by Photronics

The indenture provides that Photronics may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia; and

•	the successor person assumes all obligations of Photronics under the notes and the indenture.

When such a person assumes Photronics’ obligations in such circumstances, subject to certain exceptions, Photronics shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption at the option of the holder upon a fundamental change or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

•	we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to provide notice of the occurrence of a fundamental change on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice;

•	we fail to pay any indebtedness for money borrowed by us in an aggregate principal amount in excess of $15 million at final maturity or upon acceleration thereof and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 2 1/4% from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption at the option of a holder upon a fundamental change of any note;

•	adversely change our obligation to redeem any note upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of Photronics to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We and the trustee are permitted to modify certain provisions of the indenture without the consent of the holders of the notes for one or more of the following purposes:

•	to make provision with respect to the conversion rights of the holders of the notes in the event of a reclassification, consolidation, merger or sale of our company such that the holders of notes will be entitled to receive the same type of consideration which they would have been entitled to receive if they had converted their notes into our common stock immediately prior to any of such events;

•	to make provision for the assumption of our redemption obligations relating to a fundamental change by the surviving entity formed by a reclassification, consolidation, merger or sale of our company;

•	to evidence the succession of another corporation to our company, and the assumption by such successor of our covenants, agreements and obligations pursuant to the indenture;

•	to add to our covenants, restrictions or conditions for the benefit of the holders of the notes and to provide for additional events of default in relation to such additional covenants, restrictions or conditions;

•	to cure any ambiguity, defect or inconsistency in the indenture;

•	to make provision for the issuance of the notes in coupon form and the exchangeability of the notes with notes issued under the indenture in registered form in accordance with the indenture;

•	to evidence and make provision for the appointment of any successor trustee with respect to the notes in accordance with the indenture;

•	to convey, transfer, assign, mortgage or pledge to the trustee as security for the notes, any property or assets in accordance with the indenture; and

•	to make provision to effect the qualification of the indenture under the Trust Indenture Act of 1939.

Form, Denomination and Registration

The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

Notes that were sold to “qualified institutional buyers” as defined in Rule 144A under the Securities Act, whom we refer to as QIBs, were evidenced by one or more global notes which were deposited with or on behalf of, DTC and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

You may hold your interests in a global note directly through DTC if you are a participant in DTC, or indirectly through organizations that are participants in DTC. Transfers between such participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

If you are not a participant, you may beneficially own interests in a global note held by DTC only through participants, or indirect participants such as certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co., for all purposes, will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Certificated Notes

QIBs may request that certificated notes be issued in exchange for notes represented by a global note.

Registration Rights of the Noteholders

We entered into a registration rights agreement with the initial purchasers of the notes under which we are required to use reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earlier of:

•	the time when all of the registrable securities have been sold pursuant to the shelf registration statement; or

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period may not exceed:

•	30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages if the shelf registration statement is not timely made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.25% for the first 90 days and 0.50% thereafter of the aggregate principal amount of the notes outstanding until the registration statement is made effective or during the additional period the prospectus is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.25% for the first 90 days and 0.50% thereafter on an amount per share equal to $1,000 divided by the conversion rate during such periods.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling shareholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

In order to sell your registrable securities, you must complete the questionnaire that was attached to the offering memorandum for the private placement of the notes, and deliver it to us prior to your intended distribution. In order to be named as a selling security holder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling security holder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Rule 144A Information Request

We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of Photronics.

Information Concerning the Trustee

We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent and note registrar for the notes. The trustee has in the past and it or its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 2,000,000 shares of preferred stock, $.01 par value, of which no shares are issued and outstanding, and 150,000,000 shares of common stock, $.01 par value per share, of which 32,047,645 shares were issued and outstanding as of April 8, 2003.

Common Stock

The holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. At a meeting of shareholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which, by express provision of the certificate of incorporation, the by-laws or statute, a different vote is required. There is no cumulative voting with respect to the election of directors, which means that the holders of a majority of the shares can elect all the directors if they choose to do so, and in such event, the holders of the remaining shares would not be able to elect any directors.

The holders of common stock have no preemptive rights, nor are there any redemption rights provisions with respect to common stock. The shares offered hereby, when issued and paid for, will be fully paid and nonassessable and not subject to further call or assessment by us.

The holders of common stock are entitled to such dividends, if any, as may be declared by our board of directors in its discretion out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the priority of preferred stock, if any, then outstanding.

At April 8, 2003, we had reserved 1,197,012 shares of common stock for issuance under our stock option plans, 177,177 shares of common stock for issuance under our employee stock purchase plan, 2,220,236 shares of common stock issuable upon conversion of our 6% convertible subordinated notes due 2004 (which were redeemed on June 1, 2003), 5,405,400 shares of common stock issuable upon conversion of our 4 3/4% convertible subordinated notes due 2006 and 9,440,640 shares of common stock issuable upon conversion of the notes.

Preferred Stock

Our board of directors has the authority by resolution to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. For example, our board of directors is authorized to issue a series of preferred stock that would have the right to vote separately or with any other series of preferred stock on any proposed amendment to our certificate of incorporation or any other proposed corporate action including business combinations and other transactions. However, our board of directors currently does not contemplate the issuance of any preferred stock.

Certain Effects of Authorized but Unissued Stock

At April 8, 2003, there were 101,732,126 shares of common stock that were not outstanding or reserved for issuance (after giving effect to the 9,440,640 shares of common stock initially reserved for issuance upon conversion of the notes and the redemption of our 6% convertible subordinated notes on June 1, 2003) and 2,000,000 shares of unissued and undesignated preferred stock. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions. We do not currently have any plan to issue additional shares of common stock or preferred stock, other than shares of common stock issuable under our employee stock purchase plan, upon the exercise of options issued under our stock option plans or upon conversion of our 4 3/4% convertible subordinated notes due 2006 or the notes.

One of the effects of the existence of unissued and unreserved common stock and undesignated preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Our board of directors can issue the preferred stock without shareholder approval, with voting and conversion rights that could adversely affect the voting rights of the common shareholders.

Transfer Agent

The transfer agent and registrar for the common stock is Registrar & Transfer Company, Cranford, New Jersey.

Listing

The common stock is quoted on The Nasdaq National Market under the symbol “PLAB.”

UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion represents the opinion of Shearman & Sterling LLP, our special United States federal income tax counsel and subject to the limitations set forth below, discusses the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted. This discussion is generally limited to holders who will hold the notes and the shares of common stock as capital assets and does not deal with special situations including those that may apply to particular holders such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, banks, insurance companies, regulated investment companies, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, holders whose “functional currency” is not the U.S. dollar and persons who hold the notes or shares of common stock in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction. This discussion does not address the tax consequences to non-U.S. holders of notes or our common stock that are engaged in a trade or business within the United States and does not discuss the tax consequences under any state, local or foreign law. In addition, this summary does not consider the effect of the U.S. federal estate or gift tax laws.

The U. S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the “IRS”, all as in effect on the date of the registration statement of which this prospectus forms a part, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U. S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all it its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, a “non-U.S. holder” means a holder that is not a U.S. holder and that is not engaged in a U.S. trade or business. Non-U.S. holders are subject to special U.S. federal income tax provisions, some of which are discussed below.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

U.S. Holders

Taxation of Interest

Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Market Discount

If a U.S. holder purchases a note for an amount that is less than its stated redemption price at maturity (i.e., the stated principal amount of that note), the amount of the difference will be treated as “market discount” unless such difference is less than a specified de minimis amount. The market discount provisions of the Code generally require a U.S. holder who acquires a note at a market discount in excess of a de minimis amount to treat as ordinary income any gain recognized on the taxable disposition of the note to the extent of the “accrued market discount” on the note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently as it accrues. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

Amortizable Premium

A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium as an offset to interest income on the note from the purchase date to the note’s maturity date under a constant-yield method, but subject to special rules to account for call premium and provided that amortizable premium will not include any premium attributable to a note’s conversion feature. Bond premium on a note held by a U.S. holder that does not make the election to amortize will decrease the gain or increase the loss otherwise recognized upon a taxable disposition of the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Constructive Dividends

Holders of convertible debt instruments such as the notes may, in some circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted to the extent the adjustment results in an increase in the holder’s proportionate interest in our earnings and profits or assets. However, adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be considered to result in a constructive distribution of stock. Some of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders or certain adjustments at our discretion) generally will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such taxable adjustments are made, U.S. holders of notes will be deemed to have received constructive distributions in amounts based upon the value of their increased interests in our equity taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. A holder’s tax basis in a note, however, generally will be increased by the amount of any constructive dividend included in taxable income. In addition, in some circumstances, an adjustment or the failure to provide for an adjustment may result in taxable dividend income to the holders of common stock. To illustrate, an example in the Treasury regulations provides that, if there is a distribution to common stock holders of rights to acquire additional shares of common stock without a corresponding adjustment to the conversion price of outstanding interest bearing convertible securities, the distribution may be taxable to the common stock holders as a dividend. The consequences of distributions on common stock are described below under “U.S. Holders—Distributions on Common Stock.”

Conversion of the Notes for Common Stock

A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock or common stock that is attributable to accrued interest not previously included in income. Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share). Common stock received upon conversion that is attributable to accrued interest not previously included in income will be subject to the rules described above with respect to taxation of interest. See “U.S. Holders—Taxation of Interest” above.

A U.S. holder’s tax basis in the common stock received on conversion of a note will be the same as such holder’s adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. holder’s tax basis in shares of common stock considered attributable to accrued interest not previously included in income (or to cash tendered with notes converted after a record date for a particular interest payment date and prior to such interest payment date) generally will equal the amount of such accrued interest (and/or cash), and the holding period for such shares shall begin on the date of conversion.

Distributions on Common Stock

If, contrary to our current dividend policy, distributions are made on the common stock after a conversion, such distributions generally will be included in the income of a U.S. holder as ordinary dividend income to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Under recently enacted legislation, dividends paid to you from U.S. corporations before January 1, 2009 will be taxable to you at a maximum rate of 15% provided that you satisfy certain holding period and other requirements. A dividend distribution to a corporate U.S. holder may qualify for a dividends-received deduction; however, certain holding period requirements, taxable income and other limitations may apply. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital that reduces the U.S. holder’s basis in the common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain.

Sale or Repurchase for Cash upon a Fundamental Change

U.S. holders generally will recognize capital gain or loss upon the sale, including a repurchase by us for cash upon a fundamental change, or other taxable disposition of the notes or common stock in an amount equal to the difference between the sum of the cash plus the fair market value of any property received for such disposition (other than amounts attributable to accrued but unpaid interest on the notes not previously included in income, which will be treated as interest for U.S. federal income tax purposes) and the U.S. holder’s adjusted tax basis in the notes or common stock (as the case may be). A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. holder, increased by market discount previously included in income by the U.S. holder and reduced by any amortized premium. (For a discussion of the holder’s basis in shares of our common stock, see “—Conversion of the Notes for Common Stock” above).

Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their notes or common stock for more than one year) and losses (the deductibility of which is subject to limitations).

Backup Withholding and Information Reporting

Certain noncorporate U.S. holders may be subject to IRS information reporting and backup withholding on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding of U.S. federal income tax will apply to payments made pursuant to the terms of a note or common stock (including proceeds received upon the sale, exchange, redemption, retirement or other disposition of the notes or common stock) to a U.S. holder that is not otherwise exempt and that fails to provide required identifying information (such as the holder’s U.S. taxpayer identification number) in the manner required. Payments made in respect of a note or common stock (including proceeds received upon the sale, exchange, redemption, retirement or other disposition of the notes or common stock) must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

In general, subject to the discussion below concerning backup withholding:

Taxation of Interest

Payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder generally will not be subject to U.S. withholding tax, provided that (1) such non-U.S. holder does not own, actually or constructively pursuant to the conversion feature of the notes or otherwise, 10% or more of the total combined voting power of all classes of our stock entitled to vote (2) such non-U.S. holder is not a “controlled foreign corporation” related to us through stock ownership and (3) the IRS certification requirements summarized below are satisfied.

To satisfy the certification requirements referred to above either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must provide such owner’s name and address, and taxpayer identification number, if any, on Form W-8BEN (or a suitable substitute form) or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “Financial Institution”) and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner or a qualifying intermediary and must furnish the payor with a copy thereof.

Interest on notes not excluded from U.S. withholding tax as described above and not effectively connected with a United States trade or business generally will be subject to U.S. withholding tax at a 30% rate, except where a non-U.S. holder can claim the benefits of an applicable U.S. income tax treaty providing for the reduction or elimination of such withholding tax and demonstrate such eligibility to the IRS.

Sale, Exchange or Redemption of the Notes or Common Stock

A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or redemption of such note or common stock unless (1) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and other required conditions are met, or (2) in certain circumstances, if we are, or have been at any time within the shorter of the five-year period preceding such sale or other disposition or the period such non-U.S. holder held the common stock or note, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes.

We believe that we are not a U.S. real property holding corporation for U.S. federal income tax purposes. Although we consider it unlikely based in our current business plans and operations, we may become a U.S. real property holding corporation in the future. If we were to become a U.S. real property holding corporation, a non-U.S. holder might be subject to U.S. federal income tax with respect to gain realized on the disposition of notes or shares of common stock. However, in the case of a sale of our common stock or notes, such gain would not be subject to U.S. federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder disposing of our common stock or notes did not own, actually or constructively (through exercise of the conversion feature in the case of the notes), at any time during the five-year period preceding the disposition, more than 5% of our common stock.

Constructive Dividends

The conversion price of the notes is subject to adjustment in certain circumstances. Certain such adjustments would give rise to a deemed distribution to non-U.S. holders of the notes. See “U.S. Holders—Constructive Dividends” above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See “—Distributions on Common Stock” below.

Conversion of the Notes

A non-U.S. holder generally should not be subject to U.S. federal income tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale, exchange or redemption of a note or common stock. See “Non-U.S. Holders—Sale, Exchange or Redemption of the Notes or Common Stock” above. To the extent a non-U.S. holder receives upon conversion common stock that is attributable to accrued interest not previously included in income, such stock may give rise to income that would be subject to the rules described above with respect to the taxation of interest. See “Non-U.S. Holders—Taxation of Interest” above.

Distributions on Common Stock

If, contrary to our current dividend policy, distributions are made on common stock after conversion these distributions will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax. A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments.

Distributions in excess of our current and accumulated earnings and profits as determined under U.S. federal income tax principles will be treated as a non-taxable return of capital that reduces the non-U.S. holder’s basis in the common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain. Such capital gain will generally not be taxable to a non-U.S. holder except under the circumstances described above under “Non-U.S. Holders—Sale, Exchange or Redemption of the Notes or Common Stock.”

Backup Withholding and Information Reporting

A non-U.S. holder may have to comply with specific IRS certification procedures to establish that such holder is not a U.S. person in order to avoid information reporting and backup withholding tax requirements with respect to our payments of principal and interest on the notes and any dividends on the common stock. In addition, we must report annually to the IRS and to each non-U.S. holder the amount of any interest or dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock will be subject to information reporting if it is to or through a foreign office of a broker that is a U.S. related broker, as defined below, unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above are met or the holder otherwise establishes an exemption. Backup withholding will apply if the sale or disposition is subject to information reporting and the broker has actual knowledge that you are a U.S. person. Under applicable Treasury regulations, a broker is a U.S. related broker if it is (1) a U.S. person, (2) a controlled foreign corporation for U.S. federal income tax purposes, (3) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or (4) a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the prerequisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

THE PRECEDING IS A DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED BUT MAY NOT BE APPLICABLE DEPENDING ON A HOLDER’S PARTICULAR TAX SITUATION. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

SELLING SECURITY HOLDERS

We originally issued the notes in a private placement in April 2003. The notes were resold by the initial purchasers of the notes to qualified institutional buyers under Rule 144A under the Securities Act at a purchase price to investors equal to 100% of the principal amount of the notes. Selling security holders may from time to time offer and sell any or all of the notes listed below and the underlying common stock issuable upon conversion of such notes pursuant to this prospectus.

The following table sets forth information we have received as of November 6, 2003 about the notes and the related underlying common stock beneficially owned by each selling security holder listed below that may be offered using this prospectus.

Name	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Number of shares of common stock that may be sold (1)(4)	Percentage of common stock outstanding (2)
Advent Convertible Master (Cayman) LP (ACM) (11)	$7,398,000	4.93%	465,612	1.43%
AG Domestic Convertibles, L.P. (7)(8)	1,400,000	*	88,113	*
AG Offshore Convertibles LTD. (7)(9)	2,600,000	1.73	163,638	*
AIG/National Union Fire Insurance (7)(10)	100,000	*	6,294	*
Alcon Laboratories (11)	96,000	*	6,042	*
Allentown City Firefighters Pension Plan (11)	6,000	*	378	*
Allentown City Officers & Employees Pension Fund (11)	4,000	*	252	*
Allentown City Police Pension Plan (11)	8,000	*	504	*
Alpha US Sub Fund 4 LLC (11)	329,000	*	20,706	*
Arapahoe County Colorado (11)	15,000	*	944	*
Argent Classic Convertible Arbitrage Fund L.P. (13)	1,800,000	1.20	113,288	*
Argent Classic Convertible Arbitrage Fund II, L.P. (13)	100,000	*	6,294	*
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd (14)	1,600,000	1.07	100,700	*
Argent Lowlev Convertible Arbitrage Fund LLC (15)	1,350,000	*	84,966	*
Argent Lowlev Convertible Arbitrage Fund Ltd (14)	3,100,000	2.07	195,107	*
Arkansas PERS (7)(10)	215,000	*	13,532	*
Arlington County Employees Retirement System (11)	166,000	*	10,448	*
Associated Electric & Gas Insurance Services Limited (19)	200,000	*	12,588	*
Attorney’s Title Insurance Fund (7)(10)	25,000	*	1,573	*
Asante Health Systems (11)	17,000	*	1,070	*
Bank Austria Cayman Islands, LTD (16)	1,000,000	*	62,938	*
B.G.I Global Investors c/o Forest Investment Management, LLC (17)	336,000	*	21,147	*
Boilermakers Blacksmith Pension Trust (7)(10)	270,000	*	16,993	*
BP Amoco Corporation Master Trust for Employee Pension Plans (12)	4,585,000	3.06	288,569	*
BNP Paribas Equity Strategies SNC (7)(18)	3,379,000	2.25	212,666	*
British Virgin Islands Social Security Board (11)	22,000	*	1,385	*
CEMEX Pension Plan (19)	60,000	*	3,776	*
Citadel Equity Fund Ltd. (7)(48)	20,355,000	13.57	1,281,095	3.84
Citadel Jackson Investment Fund Ltd. (7)(48)	2,645,000	1.76	166,470	*
City and County of San Francisco Retirement System (11)	370,000	*	23,287	*

Name	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Number of shares of common stock that may be sold (1)(4)	Percentage of common stock outstanding (2)
City of New Orleans (11)	$51,000	*	3,210	*
City University of New York (11)	37,000	*	2,329	*
Context Convertible Arbitrage Fund, L.P. (6)(49)	875,000	*	55,070	*
Context Convertible Arbitrage Offshore, LTD. (50)	1,625,000	1.08%	102,274	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P. (20)	2,827,000	1.88	177,925	*
Continental Asurance Company on behalf of its Separate Account (E)(7)(43)	815,000	*	51,294	*
DBAG London (7)(21)	400,000	*	25,175	*
Delaware PERS (7)(10)	290,000	*	18,252	*
Delaware Public Employees Retirement System (11)	390,000	*	24,546	*
Delta Airlines Master Trust (7)(10)	130,000	*	8,182	*
Delta Pilots Disability and Survivorship Trust (19)	200,000	*	12,588	*
Deutsche Bank Securities Inc. (6)(22)	10,725,000	7.15	675,006	2.06%
Dorinco Reinsurance Company (19)	370,000	*	23,287	*
Duke Endowment (7)(10)	50,000	*	3,147	*
FA Convertible Arbitrage LTD. (12)	60,000	*	3,776	*
Forest Fulcrum Fund LLP (6)(23)	692,000	*	43,553	*
Forest Global Convertible Fund Series A-5 (17)	3,727,000	2.48	234,568	*
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio (17)	919,000	*	57,840	*
Froley Revy Investment Convertible Security Fund (7)(10)	35,000	*	2,203	*
Grace Convertible Arbitrage Fund Ltd. (7)(24)	5,250,000	3.50	330,422	1.02
Grady Hospital Foundation (11)	33,000	*	2,077	*
Guardian Pension Trust (7)(25)	500,000	*	31,469	*
Guggenheim Portfolio Co XV LLC (26)	800,000	*	50,305	*
HFR Arbitrage Fund (AEM) (11)	354,000	*	22,280	*
ICI American Holdings Trust (7)(10)	65,000	*	4,091	*
Independence Blue Cross (11)	70,000	*	4,406	*
LDG Limited (45)	250,000	*	15,734	*
LLT Limited (27)	311,000	*	19,574	*
Lyxor (ACM) (11)	878,000	*	55,259	*
Lyxor Master Fund (15)	800,000	*	50,350	*
Lyxor Master Fund c/o Forest Investment Management, LLC (17)	1,824,000	1.22	114,798	*
Macomb County Employees’ Retirement System (19)	140,000	*	8,811	*
Man Convertible Bond Master Fund, Ltd. (44)	1,313,000	*	82,637	*
Merrill Lynch Insurance Group (11)	83,000	*	5,224	*
Morgan Stanley Convertible Securities Trust (7)(28)	750,000	*	47,203	*
Municipal Employees (11)	59,000	*	3,713	*
New Orleans Firefighters Pension/Relief Fund (11)	34,000	*	2,140	*
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer (11)	2,000	*	126	*
Nuveen Preferred & Convertible Income Fund (7)(10)	825,000	*	51,924	*
Occidental Petroleum Corporation (11)	65,000	*	4,091	*
Ohio Bureau of Workers Compensation (11)	45,000	*	2,832	*

Name	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Number of shares of common stock that may be sold (1)(4)	Percentage of common stock outstanding (2)
Polaris Vega Fund L.P. (29)	$3,500,000	2.33%	220,282	*
Policeman and Firemen Retirement System of the City of Detroit (11)	150,000	*	9,441	*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union (19)	325,000	*	20,455	*
Pro-mutual (11)	190,000	*	11,958	*
Prudential Insurance Co. of America (7)(10)	20,000	*	1,259	*
R.B.C. Alternative Assets LP c/o Forest Investment Management, LLC (17)	177,000	*	11,140	*
Ramius Partners II, L.P. (30)	150,000	*	9,441	*
Ramius Master Fund, LTD. (31)	3,400,000	2.27	213,988	*
Ram Trading Ltd. (32)	2,500,000	1.67	157,344	*
RCG Halifax Master Fund, LTD. (33)	500,000	*	31,469	*
RCG Latitude Master Fund, LTD. (34)	3,400,000	2.27	213,988	*
RCG Multi Strategy Master Fund, LTD. (35)	350,000	*	22,028	*
Relay 11 Holdings c/o Forest Investment Management, LLC (22)	226,000	*	14,224	*
S.A.C. Capital Associates, LLC (36)	750,000	*	47,203	*
SCI Endowment Care Common Trust Fund—First Union (19)	20,000	*	1,259	*
SCI Endowment Care Common Trust Fund—National Fiduciary Services (19)	90,000	*	5,664	*
SCI Endowment Care Common Trust Fund—Suntrust (19)	40,000	*	2,518	*
Single Hedge U.S. Convertible Arbitrage Fund (37)	565,000	*	35,560	*
Southern Farm Bureau Life Insurance (7)(10)	150,000	*	9,441	*
Sphinx Convertible Arbitrage c/o Forest Investment Management, LLC (17)	123,000	*	7,741	*
Sphinx Fund c/o TQA Investors, LLC (45)	100,000	*	6,294	*
St. Thomas Trading, Ltd (7)(44)	437,000	*	27,504	*
State of Oregon/Equity (7)(10)	950,000	*	59,791	*
State of Maryland Retirement Agency (11)	810,000	*	50,979	*
Sturgeon Limited (38)	479,000	*	30,147	*
Sunrise Partners Limited Partnership (7)(39)	10,250,000	6.83	645,110	1.97%
Syngenta AG (7)(10)	50,000	*	3,147	*
Tag Associates (11)	69,000	*	4,343	*
The Grable Foundation (11)	22,000	*	1,385	*
TQA Master Fund, Ltd (45)	1,710,000	1.14	107,623	*
TQA Master Plus Fund, Ltd (45)	2,190,000	1.46	137,833	*
Trustmark Insurance (11)	85,000	*	5,350	*
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer (11)	1,000	*	63	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Master Ltd. (46)	2,000,000	1.33	125,875	*
Union Carbide Retirement Account (19)	530,000	*	33,357	*
United Food & Commercial Workers Local 1262 and Employers Pension Fund (19)	300,000	*	18,881	*
Univar USA Inc. Retirement Plan (19)	150,000	*	9,441	*

Name	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Number of shares of common stock that may be sold (1)(4)		Percentage of common stock outstanding (2)
Univest Convertible Arbitrage Fund Ltd. c/o Forest Investment Management LLC (16)	$183,000	*	11,518		*
Van Kampen Harbor Fund (6)(40)	2,250,000	1.50%	141,610		*
Wachovia Securities International Ltd. (47)	2,000,000	1.33	125,875		*
Xavex Convertible Arbitrage #5 (7)(41)	400,000	*	25,174		*
Xavex Convertible Arbitrage 4 Fund c/o Forest Investment Management LLC (7)(42)	163,000	*	10,259		*
Xavex-Convertible Arbitrage 7 Fund c/o TQA Investors, LLC (45)	500,000	*	31,469		*
Xavex Convertible Arbitrage Fund (15)	100,000	*	12,588		*
Xavex Risk Arbitrage Fund 2 (15)	100,000	*	6,294		*
Xavex Risk Arbitrage 10 Fund (15)	200,000	*	12,588		*
Zeneca Holdings Trust (7)(10)	75,000	*	4,720		*
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, LLC (45)	250,000	*	15,734		*
Zurich Master Hedge Fund c/o Forest Investment Management, LLC (23)	527,000	*	33,168		*
Any other holder of notes or future transferee, pledgee, donee or successor of any holder (3)	14,273,000	9.52	898,308		2.73%

Total	$150,000,000	100.00%	9,440,640	(5)	22.75%

 * Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 62.9376 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on the 32,047,645 shares of common stock outstanding as of April 8, 2003. In calculating this amount for each selling security holder, we treated as outstanding that number of shares of common stock issuable upon conversion of all of that holder’s notes. However, we did not assume the conversion of any other holder’s notes, except in calculating the percentage for all selling security holders as a group.

(3)	Information about each other selling security holder not specifically named in this prospectus will be set forth in a post-effective amendment to the registration statement of which this prospectus forms a part. Selling security holders that are not named in this prospectus may not offer or sell their notes pursuant to this prospectus until they have been so named as a selling security holder in a post-effective amendment to the registration statement that has been declared effective by the SEC under the Securities Act.

(4)	Represents only common stock issuable upon conversion of the notes at the initial conversion rate of 62.9376 shares of common stock per $1,000 principal amount of notes, and does not include any other shares of common stock that may be held by the named selling security holders. Except as disclosed in the footnotes, the holders of the notes have advised us that they do not beneficially own any of our common stock other than the common stock issuable upon conversion of the notes.

(5)	Column does not add up correctly because the fractional shares to which the holders would be entitled have been disregarded.

(6)	This entity is a broker-dealer and is an “underwriter” as defined under the Securities Act with respect to the notes that it offers using this prospectus.

(7)	This entity is an affiliate of a broker-dealer and has advised us that it has acquired its notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes, it had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entity did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

(8)	The general partners of this entity are AG Convertibles Advantage, L.P., and MichaelAngelo, L.P. The general partner of AG Convertibles Advantage, L.P. and MichaelAngelo, L.P. is AG Convertible Advantage LP LLC and Angelo Gordon & Co., L.P., respectively. John M. Angelo and Michael L. Gordon are the controlling shareholders of AG Convertible Advantage LP LLC and the general partners of Angelo Gordon & Co., L.P.

(9)	The controlling shareholder of this entity is Angelo Gordon & Co., L.P., whose general partners are John M. Angelo and Michael L. Gordon.

(10)	Froley Revy Investment Co. Inc. is the investment manager of this entity and Andrea O’Connell, a portfolio manager of the investment manager, has the power to direct the voting and disposition of the notes held by this entity.

(11)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the notes held by this entity.

(12)	FA Asset Management is the investment manager for this entity and Susan Christoph, a managing director and Mark Johnson, a vice president of the investment manager each has the power to direct the voting and disposition of the notes held by this entity.

(13)	Bruce McMahan, Saul Schwartzman and John Gordon are the general partners of this entity.

(14)	Henry Cox and Allan Marshall are trading advisors of this entity who have the power to direct the voting and disposition of the notes held by this entity.

(15)	Bruce McMahan, Saul Schwartzman and John Gordon are trading advisors of this entity who have the power to direct the voting and disposition of the notes held by this entity.

(16)	As of June 9, 2003, this entity also held $2,159,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 58,351 shares of our common stock. This entity is owned by Bank of Austria Creditanstait AG, which in turn is owned by Bayerische Hypo-Und Vereinsbank AG, a publicly held entity.

(17)	Forest Investment Management LLC is the investment advisor of this entity and has the power to direct the voting and disposition of the notes held by this entity. Forest Investment Management LLC is wholly owned by Forest Partners II L.P. The sole general partner of Forest Partners II L.P. is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.

(18)	As of May 14, 2003, this entity also held 11,463 shares of our common stock. This entity is a wholly owned subsidiary of BNP Paribas, a foreign public company.

(19)	Calamos Assets Management is the investment manager of this entity and Nick Calamos, as senior executive vice-president, chief investment officer and director of investments for the investment manager, has the sole voting and dispositive power over the notes held by this entity.

(20)	The general partner of this entity is CooperNeff (Cayman) Limited. The shareholder of CooperNeff (Cayman) Ltd. is CooperNeff Advisors, Inc., which is ultimately owned by BNP Paribas, a foreign public company.

(21)	As of June 9, 2003, this entity also held $824,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 22,270 shares of our common stock. Greg O’Loughlan, the portfolio manager of this entity, has the power to direct the voting and disposition of the notes held by this entity.

(22)	As of June 9, 2003, this entity also held $824,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 22,270 shares of our common stock. Dan Azzi, the portfolio manager of this entity, has the power to direct the voting and disposition of the notes held by this entity.

(23)	The general partner of this entity is Forest Investment Management LLC, which is wholly owned by Forest Partners II L.P. The sole general partner of Forest Partners II L.P. is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.

(24)	Grace Brothers Management LLC is the controlling shareholder of this entity. The shareholders of Grace Brothers Management LLC are Michael D. Brailov and Bradford T. Whitmore.

(25)	John B. Murphy, the managing director of this entity, has the power to direct the voting and disposition of the notes held by this entity.

(26)	As of June 9, 2003, this entity also held $313,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 8,459 shares of our common stock. Guggenheim Advisors LLC is the manager of this entity and the officers of the manager who have the power to direct the voting and disposition of the notes held by this entity are Kevin Felix, Patrick Hughes and Loren Katzovitz.

(27)	Forest Investment Management LLC is the investment advisor of this entity and has the power to direct the disposition of the notes held by this entity. Forest Investment Management LLC is wholly owned by Forest Partners II L.P. The sole general partner of Forest Partners II L.P. is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.

(28)	Morgan Stanley Advisors is the manager of this entity and has the power to direct the voting and disposition of the notes held by this entity. Morgan Stanley Advisors is a wholly owned subsidiary of Morgan Stanley, a New York Stock Exchange listed company, which is affiliated with Morgan Stanley & Co. Incorporated, which acted as one of the initial purchasers in the private placement of the notes.

(29)	The general partner of this entity is Silverton Management Company Limited, whose shareholders are David Lees and Maxwell L. H. Quin.

(30)	The general partner of this entity is Ramius Advisors, LLC. The managing member of Ramius Advisors, LLC is Ramius Capital Group, LLC. The managing member of Ramius Capital Group, LLC is C4S & Co. LLC, whose managing members are Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss, each of whom disclaims any beneficial interest in the notes held by this entity.

(31)	As of June 9, 2003, this entity also held $2,645,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 71,486 shares of our common stock. Ramius Advisors, LLC is the investment manager to this entity that has the power to direct the voting and disposition of the notes held by this entity. The managing member of Ramius Advisors, LLC is Ramius Capital Group, LLC. The managing member of Ramius Capital Group, LLC is C4S & Co. LLC, whose managing members are Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss, each of whom disclaims any beneficial interest in the notes held by this entity.

(32)	Ritchie Capital Management LLC, a publicly held company is the beneficial owner of this entity.

(33)

As of June 9, 2003, this entity also held $316,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 8,541 shares of our common stock. Ramius Capital Group, LLC is the investment advisor to this entity that has the power to direct the voting and disposition of the notes held by this entity. The managing member of Ramius Capital Group, LLC is C4S & Co. LLC, whose managing members are Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss, each of whom disclaims any beneficial interest in the notes held by this entity.

(34)	As of June 9, 2003, this entity also held $2,329,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 62,946 shares of our common stock. Ramius Capital Group, LLC is the investment advisor to this entity that has the power to direct the voting and disposition of the notes held by this entity. The managing member of Ramius Capital Group, LLC is C4S & Co. LLC, whose managing members are Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss, each of whom disclaims any beneficial interest in the notes held by this entity.

(35)	As of June 9, 2003, this entity also held $224,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 6,054 shares of our common stock. RCG Asia Advisors, LLC is the investment advisor to this entity that has the power to direct the voting and disposition of the notes held by this entity. The managing member of RCG Asia Advisors, LLC is Ramius Capital Group, LLC. The managing member of Ramius Capital Group, LLC is C4S & Co. LLC, whose managing members are Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss each of whom disclaims any beneficial interest in the notes held by this entity.

(36)	S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, share all investment and voting power with respect to securities held by this entity. S.A.C. Capital Advisors, LLC and S.A.C. Capital Management are controlled by Mr. Steven A. Cohen, who disclaims beneficial ownership in any of the notes held by this entity.

(37)	This entity is a wholly owned subsidiary of BNP Paribas, a foreign public company.

(38)	CooperNeff Advisors, Inc. is an independent advisor of this entity and has sole voting and shared dispositive power over the notes held by this entity. CooperNeff Advisors, Inc. is ultimately owned by BNP Paribas, a foreign public company.

(39)	The general partner of this entity is Dawn General Partner Corp., the shareholder of which is S. Donald Sussman.

(40)	This entity is affiliated with Morgan Stanley & Co. Incorporated, which acted as one of the initial purchasers in the private placement of the notes. Anita Karier, a vice president of Van Kampen Asset Management Inc., which is the investment advisor for this entity, has discretionary authority over the securities held by this entity.

(41)	As of June 9, 2003, this entity also held $200,000 aggregate principal amount of our 4 3/4% convertible subordinated notes due 2006, which could be converted into approximately 5,405 shares of our common stock. This entity is beneficially owned by Deutsche Bank AG and Credit Agricole Indosuez Luxembourg, both of which are publicly held entities.

(42)	Deutsche Bank AG, a New York Stock Exchange listed company is the beneficial owner of this entity.

(43)	CNA Financial Corporation, a publicly held company is the beneficial owner of this entity.

(44)	Marin Capital Partners, LP is the investment advisor to this entity and has sole voting and shared dispositive power over the notes held by this entity. The principals of the investment advisor are J.T. Hansen and John Null.

(45)	TQA Investors, LLC is the investment advisor for this entity and has sole dispositive and shared voting power over the notes held by this entity. TQA Investors, LLC is controlled by Robert Butman, John Idone, Paul Bucci, George Esser and Bartholomew Tesoriero.

(46)	UBS AG, a New York Stock Exchange listed company is the beneficial owner of this entity.

(47)	Eric Peyton, the head of convertible bond trading of this entity has the power to direct the voting and disposition of the notes held by this entity.

(48)	Citadel Limited Partnership is the trading manager of this entity and consequently has voting control and investment discretion over securities held by this entity. Citadel Limited Partnership disclaims beneficial ownership of the securities beneficially owned by this entity. Kenneth C. Griffin indirectly controls Citadel Limited Partnership. Mr. Griffin also disclaims beneficial ownership of the securities held by this entity.

(49)	The general partner of this entity is Context Capital Management LLC, whose shareholders are Michael Rosen and William Fertig.

(50)	The controlling shareholder of this entity is Context Capital Management LLC, whose shareholders are Michael Rosen and William Fertig.

We prepared this table based on the information supplied to us as of November 6, 2003 by the selling security holders named in the table. The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling security holders may change over time. Any changed information supplied to us will be set forth in future prospectus supplements or post-effective amendments.

None of the selling security holders listed above has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Because the selling security holders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by any selling security holder upon the consummation of any offering, sale or other transfer. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling security holders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes and the underlying common stock.

The selling security holders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be underwriters. As a result, any profits on the sale of the underlying common stock by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions. The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

In connection with the sales of the notes or the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes or the underlying common stock in the course of hedging their positions. The selling security holders may also sell the notes or the underlying common stock short and deliver notes or the underlying common stock to close out short positions, or loan or pledge notes or the underlying common stock to broker-dealers or financial institutions that, in turn, may sell the notes or the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling security holders. Selling security holders may decide not to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling security holder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “PLAB.” We do not intend to apply for listing of the notes on any securities exchange. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

The selling security holders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling security holders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market making activities with respect to the notes and the underlying common stock.

Under the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling security holders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the notes has been passed upon for us by Brenner, Saltzman and Wallman LLP, New Haven, Connecticut and by Shearman & Sterling LLP, New York, New York. The validity of the shares of common stock issuable upon conversion of the notes has been passed upon for us by Brenner, Saltzman and Wallman LLP, New Haven, Connecticut.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Reports on Form 10-K as of November 3, 2002 (as amended by Form 10-K/A dated June 25, 2003 and as further amended by Form 10-K/A dated August 13, 2003) and October 31, 2001 and for each of the three fiscal years ended November 3, 2002, October 31, 2001 and October 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which contains an explanatory paragraph that describes the change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets,” as discussed in Note 5 to the consolidated financial statements, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Kerin Commercial Real Estate, Bridgeport, Connecticut, is the independent appraiser who appraised the properties acquired by us from certain related parties as discussed in Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Certain Transactions” in the Company’s Annual Report on Form 10-K for the fiscal year ended November 3, 2002, as amended by Form 10-K/A dated June 25, 2003 and as further amended by Form 10-K/A dated August 13, 2003, all of which are incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the SEC at the public reference room that the SEC maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Our common stock is quoted on the Nasdaq National Market under the symbol “PLAB,” and our SEC filings can also be read at the following Nasdaq address:

Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006

Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

        The SEC allows us to incorporate by reference information into this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or incorporated by reference in documents subsequently filed with the SEC.

We incorporate by reference the documents listed below and any future filings we make with the SEC (other than Current Reports furnished under item 9 or 12 of Form 8-K) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the filing of this registration statement and prior to its effectiveness and (ii) until all of the notes and common stock to which this prospectus relates have been sold or the offering is otherwise terminated:

•	Our Annual Report on Form 10-K for our fiscal year ended November 3, 2002 as amended by Form 10-K/A filed on June 26, 2003 and as further amended by Form 10-K/A filed on August 14, 2003.

•	Our Quarterly Reports on Form 10-Q for our fiscal quarters ended February 2, 2003 and May 4, 2003 and our Quarterly Report on Form 10-Q for our fiscal quarter ended August 3, 2003 as amended by Form 10-Q/A filed on October 27, 2003.

•	Our Current Reports on Form 8-K filed on November 12, 2002, December 12, 2002, February 25, 2003, April 2, 2003, April 22, 2003, May 8, 2003 and June 4, 2003.

•	Our Form 8-A registration statement filed on March 4, 1987.

You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (203) 775-9000 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Standard Time:

Photronics, Inc.

Investors Relations Department

15 Secor Road

Brookfield, CT 06804

You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Photronics, Inc.

2 1/4% Convertible Subordinated Notes due 2008

and

Common Stock Issuable Upon Conversion of the Notes

Prospectus

November 10, 2003